"Exemption No. 82-3998"

ORKLA

P. O. Box 423 Skøyen, N-0213 Oslo Telephone: +47-22 54 40 00 Telefax: +47-22 54 44 90

Ref.: Ole Kristian Lunde Senior VP Corporate Communications Tel.: +47-2254 4431
Terje Andersen Senior VP Corporate Finance Tel.: +47-2254 4419

Date: 4 May 2004

Broad-based growth at Orkla

Orkla's Branded Consumer Goods business achieved wide-ranging growth in the first quarter and Group operating profit before goodwill amortisation showed underlying growth of 19 per cent. Higher gains from the Financial Investments division contributed to an increase in pre-tax profit from NOK 126 million in the first quarter of 2003 to NOK 782 million.

The sale of Orkla's 40 per cent stake in Carlsberg generated proceeds of NOK 17,471 million and a book gain of NOK 12,529 million. Dividends totalling NOK 6 billion will be paid out on 19 May.
At the end of the first quarter, the market value of the Financial Investments division's portfolio was NOK 15.6 billion, up NOK 906 million since the beginning of the year. The return on the portfolio was 6.4 per cent in the first quarter.

Orkla's first quarter operating revenues totalled NOK 7.9 billion, equivalent to underlying growth[1] of 3 per cent compared with the corresponding period of last year. This growth was partly ascribable to successful launches by Orkla Foods and somewhat improved advertising markets for Orkla Media. New business generated revenues of more than NOK 200 million in the first quarter.

"The first quarter results confirm the impression that Orkla's Branded Consumer Goods business is progressing at a good pace. Orkla Foods is leading the way, with satisfactory profit growth. Furthermore, the advertising market seems to have bottomed out and is rising again. In conjunction with the effects of cost improvements, this has led to improved results for Orkla Media. The other Branded Consumer Goods businesses have also made pleasing progress. Nevertheless, the efficiency improvement programmes that are under way are continuing with undiminished force," says Group President and CEO Finn Jebsen.

He also stresses that the ongoing strike in the Norwegian transport sector will affect the Group's second quarter results.

"So far four hundred of our employees have been laid off, and a continued strike will gradually have an increasing impact on Orkla companies."

BRANDED CONSUMER GOODS:

- **Orkla Foods** reported operating profit before goodwill amortisation of NOK 205 million, up 42 per cent from the corresponding period of last year. The improvement in profit was largely due to systematic cost reduction programmes and a marked rise in sales of several important branded products. Since the beginning of 2003, the workforce has been reduced by approximately 850 man-years. Operating revenues totalled NOK 3.1 billion, equivalent to underlying growth[1] of 4 per cent compared with the first quarter of last year.
- **Orkla Brands** increased its operating profit before goodwill amortisation by NOK 10 million compared with the first quarter of last year, to NOK 223 million. Operating revenues amounted to NOK 1.2 billion, equivalent to an underlying decline[1] of 2 per cent from the corresponding period of last year. The most important explanations for the decline are fewer major innovations and tougher competition from private label detergents.
- **Orkla Media's** operating revenues totalled just under NOK 2 billion, equivalent to 4 per cent underlying growth[1]. First quarter operating profit before goodwill amortisation was NOK 54 million, up NOK 38 million from last year. Berlingske reported substantial profit growth due to higher advertising revenues and cost improvements.

CHEMICALS:
Borregaard's operating revenues totalled NOK 1.6 billion in the first quarter, equivalent to underlying[1] growth of 4 per cent compared with the corresponding period of last year. Operating profit before goodwill amortisation dropped from NOK 103 million to NOK 97 million. Profit performance was mixed. The Lignin and Energy businesses achieved satisfactory results, while Denofa had a negative impact on profit due to continuing weak markets.

FINANCIAL INVESTMENTS:
After rising 48.4 % in 2003, the Oslo Stock Exchange Benchmark Index (OSEBX) rose a further 13.3 % in the first quarter of 2004. The dividend-adjusted FT World Index was up 3.2 %, while Orkla's Financial Investments were up by 6.4 %. Book profit before tax for the Financial Investments division totalled NOK 401 million, compared with minus NOK 88 million in the first quarter of last year. Realised gains amounted to NOK 310 million, compared with NOK 28 million last year. The net asset value of the investment portfolio increased by NOK 951 million in the first quarter to NOK 14.6 billion. At the end of March, the market value of the portfolio was NOK 15.6 billion. Investments outside Norway accounted for 32 per cent of the portfolio.

OTHER MATTERS:
Following the sale of Orkla's interest in Carlsberg Breweries, there have been changes in employees' representation in the governing bodies. On Orkla ASA's Board of Directors, Arvid F. Strand and Stein Stugu have been temporarily replaced by Marianne Torp and Kjell Kjønigsen, who were deputy member and observer respectively, until new elections are held in May/June this year.

GROUP INCOME STATEMENT

	1.1.-31.3.		1.1.-31.12.
Amounts in NOK million	**2004**	2003	2003
Operating revenues	**7 884**	7 024	30 160
Operating expenses	**(7 028)**	(6 287)	(26 495)
Ordinary depreciation and write-downs	**(315)**	(295)	(1 243)
Operating profit before goodwill amortisation	**541**	442	2 422
Ordinary goodwill amortisation and write-downs	**(93)**	(94)	(391)
Other revenues and expenses *	**0**	0	(790)
Operating profit	**448**	348	1 241
Profit from associates	**46**	561	658
Dividends	**88**	24	437
Portfolio gains	**310**	(640)	259
Financial items, net	**(110)**	(167)	(609)
Ordinary profit before tax	**782**	126	1 986
Taxes	**(203)**	(42)	(624)
Ordinary profit after tax	**579**	84	1 362
Gains/discontinued operations	**12 529**	(99)	574
Profit for the year	**13 108**	(15)	1 936
Of this minority interests	**8**	7	35
Profit before tax, Industry division	**381**	214	706
Profit before tax, Financial Investments division	**401**	(88)	1 280
Earnings per share fully diluted (NOK)	**63.5**	(0.1)	9.2
Earnings per share fully diluted, adjusted (NOK) **	**2.8**	0.5	16.2

This quarterly report has been prepared in accordance with the same accounting principles as the annual accounts and in accordance with Norwegian Accounting Standard No. 11.

To make the figures in 2003 comparable with the presentation of the 2004 figures, Orkla Beverages is presented on a single line as discontinued operation. The gain from Orkla Beverages in 2004 is presented on the same line.

* Other revenues and expenses totalled NOK -790 million for the year 2003. This is related to write-down of goodwill in Berlingske and restructuring costs in Orkla Foods and Denofa.

** Excluding goodwill amortisation, other revenues and expenses and gain on sale of share in Carlsberg Breweries.

	OPERATING REVENUES			OPERATING PROFIT BEFORE GOODWILL AMORTISATION		
	1.1–31.3.		1.1.-31.12.	1.1–31.3.		1.1.-31.12.
Amounts in NOK million	**2004**	2003	2003	**2004**	2003	2003
Orkla Foods	**3 112**	2 663	11 913	**205**	144	1 030
Orkla Brands	**1 200**	1 173	4 739	**223**	213	929
Orkla Media	**1 970**	1 726	7 378	**54**	16	242
Eliminations	**(54)**	(50)	(202)	**0**	0	0
Branded Consumer Goods	**6 228**	5 512	23 828	**482**	373	2 201
Chemicals	**1 578**	1 462	6 048	**97**	103	344
H.O./Unallocated/Eliminations	**(22)**	(26)	(66)	**(50)**	(36)	(131)
Industry division	**7 784**	6 948	29 810	**529**	440	2 414
Financial Investments division	**100**	76	350	**12**	2	8
Group	**7 884**	7 024	30 160	**541**	442	2 422

GROUP BALANCE SHEET

	31.3.	31.3.	31.12.
Amounts in NOK million	**2004**	2003	2003
Intangible assets	**3 898**	4 026	3 728
Tangible assets	**9 616**	9 627	9 662
Discontinued operations	**0**	4 521	4 949
Financial long-term assets	**6 611**	2 201	2 176
Long-term assets	**20 125**	20 375	20 515
Inventories	**3 021**	3 146	2 996
Receivables	**5 181**	5 292	4 770
Portfolio investments	**12 201**	11 297	11 867
Cash and cash equivalents	**7 499**	1 181	1 276
Short-term assets	**27 902**	20 916	20 909
Total assets	**48 027**	41 291	41 424
Paid-in equity	**2 011**	2 013	2 010
Accumulated profit	**24 561**	15 843	11 569
Minority interests	**252**	234	247
Equity	**26 824**	18 090	13 826
Provisions	**1 443**	1 217	1 516
Long-term interest-bearing liabilities	**6 824**	12 962	13 038
Short-term interest-bearing liabilities	**633**	2 863	1 261
Other short-term liabilities	**12 303**	6 159	11 783
Equity and liabilities	**48 027**	41 291	41 424
Equity to total assets (%):			
Book	**55.9**	43.8	45.8*
Including unrealised gains before tax	**58.8**	43.8	49.4*

* Calculated before allocation to additional dividend.

" EXEMPTION No. 82-3998 "

The Orkla Group

First quarter 2004

4 May 2004

ORKLA



Agenda

- Highlights first quarter 2004
- Key figures
- Operational development
- Q&A



ORKLA

Highlights Q1-2004

- The sale of Orkla's interest in Carlsberg Breweries resulted in a tax-free profit of NOK 12.5 billion

- Good progress for continuing business
  - Profit before tax + NOK 656 million
  - EBITA + NOK 99 million (+ 22 %)

- Broad based improvement in Branded Consumer Goods
  - Positive sales and margin growth in Orkla Foods
  - Volume growth in advertising markets
  - Positive Easter effects + NOK 25-30 million
  - Negative strike effects expected in second quarter

- Increased profit from Financial Investments

ORKLA

EBITA: Sources of growth Q1-03 to Q1-04



NOK
million
442
4
47
4
49
-10
5
541
Q1-03
Currency
Foods*
Brands*
Media*
Chemicals*
Other
Q1-04

* Adjusted for acquisitions and currency translation effects

ORKLA

Key figures Q1-2004

NOK million	1 Jan - 31 Mar 2004	2003	Change	Organic Change*
Operating revenues	**7 884**	7 024	12 %	3 %
EBITA**	**541**	442	22 %	19 %
Goodwill amortisation	**- 93**	- 94		
Other revenues and expenses	**0**	0		
EBIT	**448**	348		
Associates	**46**	561		
Portfolio gains	**310**	- 640		
Dividends and net financial items	**- 22**	- 143		
Ordinary profit before tax	**782**	126		
Taxes	**- 203**	- 42		
Ordinary profit after tax	**579**	84		
Gains/discontinued operations	**12 529**	- 99		
Profit for the year	**13 108**	- 15		
Earnings per share (NOK)	**63.5**	-0.1		
Earnings per share, adjusted (NOK)	**2.8**	0.5		

*Adjusted for acquisitions and currency translation effects
**Excl. other revenues and expenses



ORKLA

Change in cash flow from operations

NOK million


380
90
- 258
107
-56
35
298
Cash flow industry Q1-03
Operating profit before depreciations/write downs
Working capital Denofa
Change in net working capital excl. Denofa
Net replacement expenditure
Financial items
Cash flow industry Q1-04

Denofa's stocks of soybeans peak at the end of the first quarter. The price of beans has close to doubled since the first quarter of last year, which explains the large increase in the value of Denofa's inventories. The stocks will gradually be reduced throughout the year.



ORKLA

Balance sheet items

	31 Mar 2004	31 Dec 2003
Total assets (NOK mill)	**48 027**	41 424
Equity to total assets ratio		
- Book	**55.9 %**	45.8 % *
- Incl. unrealised capital gains before tax	**58.8 %**	49.4 % *
Net interest-bearing liabilities (NOK mill)	**-4 539**	12 843
Net gearing	**-0.2**	0.9

At the end of Q1 the Group has an interest-bearing deposit, pending the pay-out of dividends. This deposit will decrease when the dividends are paid out, and the balance sheet total will be reduced correspondingly.

* Excluded additional dividend of NOK 25 per share



ORKLA

Operational development per business unit



ORKLA

Foods – Continued improvement

in NOK million	1 Jan - 31 Mar 2004	2003	Organic Change*
Operating revenues	**3 112**	2 663	4 %
EBITA	**205**	144	30 %
EBITA margin	**6.6 %**	5.4 %	

*Adjusted for acquisitions and currency translation effects

- Broad based improvement in EBITA
  - Positive Easter effects
- New launches improve top line growth
- Cost reduction programmes on track
  - Reduction of 850 of targeted 1000 man-years since the beginning of 2003

Orkla Foods

Strong brands create a platform for continued development of "new" products

Starting point	2001	2002	2002	2004


GRANDIOSA
GRANDIOSA
GRANDIOSA
GRANDIOSA
GRANDIOSA
GRANDIOSA

Original product	Small portion	New flavour: "Mild Taco"	Line extension: Pizzas as toast	New flavour: Pizza election

Brands – Continued strong results

in NOK million	1 Jan - 31 Mar 2004	2003	Organic Change*
Operating revenues	**1 200**	1 173	-2 %
EBITA	**223**	213	2 %
EBITA margin	**18.6 %**	18.2 %	

*Adjusted for acquisitions and currency translation effects

- Strong performance
  - Biscuits and Confectionery continue the positive trend
- Reduced organic top line growth – margins maintained
  - *Lower contract production to Unilever at end of period*
  - Fewer launches compared to last year's major launch programme



Media – Improved prospects for the advertising markets

in NOK million	1 Jan - 31 Mar 2004	2003	Organic Change*
Operating revenues	**1 970**	1 726	4 %
EBITA	**54**	16	
EBITA margin	**2.7 %**	0.9 %	

*Adjusted for acquisitions and currency translation effects

- Positive growth in revenues and results
  - Main contribution from Berlingske and Newspapers in Norway
- Positive volume growth in advertising markets
- Intensified competition in the Danish and Polish markets
- Contribution from cost reduction programmes



Orkla Media

Change in advertising revenues

Change in advertising revenues, compared with corresponding quarter the year before (NOK million)



9
-25
-53
-152
-112
-65
-60
-40
-23
-20
-3
7
42
Q1-01 Q2-01 Q3-01 Q4-01 Q1-02 Q2-02 Q3-02 Q4-02 Q1-03 Q2-03 Q3-03 Q4-03 Q1-04

ORKLA

Chemicals – Markets still challenging

in NOK million	1 Jan - 31 Mar 2004	2003	Organic Change*
Operating revenues	**1 578**	1 462	4 %
EBITA	**97**	103	-9 %
EBITA margin	**6.1 %**	7.0 %	

*Adjusted for acquisitions and currency translation effects

- Continued strong performance for lignin operations
- Cellulose – results stable, but still weak
  - Firmer prices expected in second quarter
- Reinforced improvement programmes to offset weak markets

ORKLA

Financial Investments

Portfolio performance

Return (%)



Orkla's portfolio
Oslo Stock Exchange
13.3
6.4
3.6
1.7
9.6
7.2
Annual average
1 Jan 04-
31 Mar 04
1 Apr 01 -
31 Mar 04
1 Jan 94 –
31 Mar 04

Change in Net Asset Value

1 Jan - 31 Mar 04

NOK million



578
310
87
-24
951
Unrealised gains
Realised gains
Dividends received
Other income and costs
Change in net asset value

ORKLA

Financial Investments

Portfolio key figures

in NOK million	31 Mar 04	31 Dec 03	Change 04
Market value	**15 588**	**14 682**	906
Net asset value	**14 587**	**13 636**	951
Unrealised gains before tax	**3 488**	**2 910**	578
Share of portfolio invested			
outside Norway	**32 %**	**31 %**	+1 %-p
in listed companies	**81 %**	**82 %**	- 1 %-p

ORKLA

Financial Investments

Portfolio as of 31 March 2004

Principal holdings	Industry	Market value (NOK million)	Share of portfolio (%)	Share of equity (%)
Elkem	Metals	**4 026**	25.8	39.8
Storebrand	Insurance	**1 164**	7.5	9.9
DnB NOR	Bank	**1 064**	6.8	1.8
Rieber & Søn	Food	**641**	4.1	14.3
Telenor	Telecommunication	**595**	3.8	0.7
Industri Kapital 97 [1]	Investment	**509**	3.3	8.0
Industri Kapital 2000 [1]	Investment	**468**	3.0	3.6
Norway Seafoods Holding [2]	Industrial	**448**	2.9	N/A
Steen & Strøm	Real estate	**413**	2.6	11.3
SCA B	Materials	**400**	2.6	0.7
Total principal holdings		**9 728**	**62.4**	
Market value of entire portfolio		**15 588**		

1) Not listed,
2) Not listed, loan

ORKLA

Enclosures



ORKLA

Cash Flow Statement - key figures

in NOK million	1 Jan - 31 Mar 2004	2003
Industry division:		
Operating profit	436	346
Depreciation and write downs	402	402
Change in net working capital	-226	-75
Net replacement expenditure	- 208	- 152
Financial items, net	-106	-141
Cash flow Industry	***298***	***380***
Cash flow Financial Investments	**282**	**- 156**
Taxes paid and miscellaneous	- 425	- 92
Cash flow before capital transactions	**155**	**132**
Dividends paid and share buy-back	21	- 156
Cash flow before expansion	**176**	**- 24**
Net expansion	17 148	129
Net purchases/sales portfolio investments	- 27	242
Net cash flow	**17 297**	**347**
Currency translation differences	85	- 405
Change in net interest-bearing liabilities	**-17 382**	**58**
Net interest-bearing liabilities	**-4 539**	**14 430**



ORKLA

Balance Sheet - some key figures

in NOK million	31 Mar 04	31 Dec 03
Long-term assets	20 125	20 515
Portfolio investments etc.	12 201	11 867
Short-term assets	15 701	9 042
Total assets	**48 027**	41 424
Equity to total assets ratio		
- Book	55.9 %	45.8 % *
- Incl. unrealised capital gains before tax	58.8 %	49.4 % *
Net interest-bearing liabilities	**-4 539**	12 843
Net gearing	**-0.2**	0.9

* Adjusted for additional dividend of NOK 25 per share



ORKLA

Currency translation effects in Q1-2004

in NOK million	Revenues	EBITA
Foods	203	6
Brands	32	3
Media	119	-8
Chemicals	40	3
Total	394	4

The above figures show translation effects only



ORKLA

Currency translation effects

- Impact on revenues in Q1 is NOK 394 million, impact on EBITA is NOK 4 million

Performance of NOK versus USD and EUR



USD
EUR
8.80
8.40
8.00
7.60
7.20
6.80
6.40
6.00
Q1-03
Q2-03
Q3-03
Q4-03
Q1-04

ORKLA

Goodwill amortisation in Q1-2004

in NOK million	**EBITA**	**Goodwill amortisation**	**EBIT***
Foods	**205**	**-49**	**156**
Brands	**223**	**-10**	**213**
Media	**54**	**-31**	**23**
Chemicals	**97**	**-1**	**96**

* Before other revenues and expenses

ORKLA

Financial items



ORKLA

Financial items, Orkla Group

In NOK million	1 Jan - 31 Mar 2004	1 Jan - 31 Mar 2003*	Year 2003*
Net interest expenses	-91	-152	-528
Currency gain/loss	-1	-6	-12
Other financial items, net	-18	-9	-69
Net financial items	-110	-167	-609
Avg. net interest-bearing liabilities	8 698	14 367	13 118
Average interest rate	4.3 %	4.8 %	4.3 %

* Excluding Carlsberg Breweries



ORKLA

Average interest rate, Orkla Group


7.0 %
6.0 %
5.0 %
4.0 %
3.0 %
2.0 %
1.0 %
0.0 %
T1 98
T2 98
T3 98
T1 99
T2 99
T3 99
T1 00
T2 00
T3 00
1Q 01
2Q 01
3Q 01
4Q 01
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03
4Q 03
1Q 04



ORKLA

Interest cover, Orkla Group


12 month rolling average
Booked *
Excluding portfolio gain/loss **
9
8
7
6
5
4
3
2
1
0
1996
1997
1998
1999
2000
2001
2002
2003
1Q 04

* Q1-04: exclusive gain on sale of Carlsberg Breweries

** *The figures take into account the gain on the sale of Hartwall in Q4-01 (associate)*



ORKLA

Equity and liabilities, Orkla Group


NOK billion
Net liabilities
Book equity
Net gearing
Net gearing
30.0
25.0
20.0
15.0
10.0
5.0
-
(5.0)
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
-0.2
-0.4
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
1Q 04

ORKLA

Debt maturity profile, Orkla ASA

31 March 2004

Average maturity 3.5 years


NOK million
Drawn amounts
Unutilised credit facilities
5 000
4 000
3 000
2 000
1 000
0
04
05
06
07
08
09
10
11
12
13

The figures are exclusive seller's financing from Carlsberg AS and short term deposits.

ORKLA

Funding Sources, Orkla ASA

NOK billion

31 March 2004


Unutilised credit facilities 64 %
Banks 3 %
Bonds and CPs 33 %
0.6
6.1
12.1



The figures are exclusive seller's financing from Carlsberg AS and short term deposits.

ORKLA

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.-31.3. 2004	1.1.-31.3. 2003	1.1.-31.12. 2003
Operating revenues	**7,884**	7,024	30,160
Operating expenses	**(7,028)**	(6,287)	(26,495)
Ordinary depreciation and write-downs	**(315)**	(295)	(1,243)
Operating profit before goodwill amortisation	**541**	442	2,422
Ordinary goodwill amortisation and write-downs	**(93)**	(94)	(391)
Other revenues and expenses *	**0**	0	(790)
Operating profit	**448**	348	1,241
Profit from associates	**46**	561	658
Dividends	**88**	24	437
Portfolio gains	**310**	(640)	259
Financial items, net	**(110)**	(167)	(609)
Ordinary profit before tax	**782**	126	1,986
Taxes	**(203)**	(42)	(624)
Ordinary profit after tax	**579**	84	1,362
Gains/discontinued operations	**12,529**	(99)	574
Profit for the year	**13,108**	(15)	1,936
Of this minority interests	**8**	7	35
Profit before tax, Industry division	**381**	214	706
Profit before tax, Financial Investments division	**401**	(88)	1,280
Earnings per share fully diluted (NOK)	**63.5**	(0.1)	9.2
Earnings per share fully diluted, adjusted (NOK) **	**2.8**	0.5	16.2

This quarterly report has been prepared in accordance with the same accounting principles as the annual accounts and in accordance with Norwegian Accounting Standard No. 11.

To make the figures in 2003 comparable with the presentation of the 2004 figures, Orkla Beverages is presented on a single line as discontinued operation. The gain from the sale of Orkla's interest in Carlsberg Breweries is presented on the same line.

* Other revenues and expenses totalled NOK -790 million for the year 2003. This is related to write-down of goodwill in Berlingske and restructuring costs in Orkla Foods and Denofa.

** Excluding goodwill amortisation, other revenues and expenses and gain on sale of share in Carlsberg Breweries.

OPERATING REVENUES AND OPERATING PROFIT BEFORE GOODWILL AMORTISATION IN NOK MILLION QUARTERLY ***

OPERATING REVENUES


9 000
8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
1Q 2Q 3Q 4Q
2002
1Q 2Q 3Q 4Q
2003
1Q
2004

OPERATING PROFIT BEFORE GOODWILL AMORTISATION


800
700
600
500
400
300
200
100
0
1Q 2Q 3Q 4Q
2002
1Q 2Q 3Q 4Q
2003
1Q
2004

*** Excluding Orkla Beverages.

MAIN TRENDS IN THE FIRST QUARTER

→ The sale of Orkla's 40 % interest in Carlsberg Breweries generated proceeds of NOK 17,471 million and a book gain of NOK 12,529 million.

→ The Group made good progress in the first quarter and pre-tax profit increased to NOK 782 million, compared with NOK 126 million in the first quarter of 2003, primarily as a result of higher gains from the Financial Investments division. Operating profit before goodwill amortisation was up by approximately NOK 100 million (underlying[1] growth +19 %).

→ At the end of the first quarter, the return on Orkla's investment portfolio was 6.4 %, which was lower than the average return on the Oslo Stock Exchange. Market value exceeded book value by almost NOK 3.5 billion at the end of March.

→ After the sale of Orkla's interest in Carlsberg Breweries, the Group is in a very strong financial position, and at the end of the first quarter had an equity ratio of 55.9 %. Dividends totalling NOK 6.0 billion will be paid out on 19 May this year. Excluding the provision for dividends, the Group would have had net interest-bearing liabilities of NOK 1.5 billion.

[1] Excluding acquisitions and divestments and currency translation effects.

Group operating revenues in the first quarter totalled NOK 7,884 million (NOK 7,024 million)[2]. This represented underlying[1] growth of 3 % compared with the corresponding period of last year. Successful new launches by Orkla Foods and somewhat improved advertising markets for Orkla Media contributed to this growth. New business generated revenues of more than NOK 200 million in the first quarter.

Group operating profit before goodwill amortisation was NOK 541 million in the first quarter (NOK 442 million)[2], equivalent to underlying[1] growth of 19 % compared with the corresponding period of 2003. Part of the increase in revenues and profit, particularly for Orkla Foods, is ascribable to the fact that Easter came earlier this year. Nevertheless, growth was satisfactory.

In the Branded Consumer Goods area, the positive trend continued in the first quarter. Orkla Foods reported strong profit growth, primarily driven by successful new launches by Stabburet in Norway and cost reductions at Procordia Food in Sweden. Orkla Brands had a good quarter, with profit growth in most business areas. Advertising revenues increased in both Denmark and Norway and, in conjunction with cost reductions in Denmark, resulted in profit growth for Orkla Media.

The Chemicals business reported mixed results in the first quarter, with satisfactory profit from the lignin and energy businesses, while both Denofa and the cellulose business continued to be affected by the weak market situation.

Due to a significant rise in the price of the Orkla share, the value of the Group's share-related bonus programmes increased during the quarter and a provision of NOK 21 million was charged against first quarter profit for H.O./Unallocated to cover these commitments.

Profit from associates in 2003 was affected by the sale of Orkla's interest in Enskilda Securities, which generated a gain of NOK 513 million. In the first quarter of 2004, the Financial Investments division realised gains of NOK 310 million (NOK 28 million)[2], while last year the portfolio was written down for accounting purposes by NOK 668 million because market values were lower than book value.

In the first quarter of 2004, the return on Orkla's investment portfolio was 6.4 %, compared with a strong rise of NOK 13.3 % on the Oslo Stock Exchange Benchmark Index. The dividend-adjusted FT World Index grew 3.2 %. Unrealised gains have increased by NOK 578 million since the beginning of the year and amounted to almost NOK 3.5 billion at the end of the first quarter.

The proceeds of the sale of Orkla's interest in Carlsberg Breweries were received on 8 March 2004 and its effect on net financial costs in the first quarter was therefore limited.

Net profit from Carlsberg Breweries, which comprises the gain on the sale of Orkla's interest, is shown on a separate line for discontinued operations and amounted to NOK 12,529 million. The comparable figure for 2003 represents the net contribution to profit after tax from Carlsberg Breweries.

Group earnings per share amounted to NOK 63.5 in the first quarter (NOK -0.1)[2], of which the gain on the sale of Orkla's interest in Carlsberg Breweries accounted for NOK 60.7 per share. Before goodwill amortisation, other revenues and expenses and the gain on the sale of Orkla's interest in Carlsberg Breweries, earnings per share were NOK 2.8 (NOK 0.5)[2]. Both the Industry division and the Financial Investments division contributed to growth. Calculations are based on a tax charge of 26 % for continuing business.

ORKLA FOODS

→ Broad-based profit growth and good sales growth
→ Improvement programmes proceeding as planned
→ Higher sales for important branded products

Orkla Foods' operating revenues totalled NOK 3,112 million in the first quarter, equivalent to underlying[1] growth of 4 % compared with the corresponding period of last year. Operating profit before goodwill amortisation was NOK 205 million in the first quarter, up 42 %. The fact that Easter came earlier this year and seasonal sales were therefore somewhat higher made a positive contribution.

The improvement in profit was due to systematic efforts to strengthen competitiveness, including operational efficiency. The improvement programmes are proceeding as planned. The workforce has been reduced by approximately 850 man-years since the end of 2002.

Within Orkla Foods Nordic, Stabburet in Norway, Procordia Food in Sweden and Felix Abba, which operates in Finland, Estonia and Lithuania, achieved growth in operating profit, while operating profit for Beauvais in Denmark was somewhat lower than in the corresponding period of last year. Sales of Pizza Grandiosa rose by around 70 % on the Norwegian market following a large-scale marketing campaign. Chef sausages, pizzas and hamburgers achieved strong sales growth on the Norwegian service station market. Suslavicius-Felix in Lithuania reported 50 % sales growth as the result of a rise in mayonnaise sales. On the Swedish market, there was a successful launch of the fish roe product Kalles Randiga. Sales of Fun Light cordial on the Swedish market were 28 % higher.

Orkla Foods International and Orkla Food Ingredients reported growth in operating revenues and operating profit. The companies in Central and Eastern Europe broadly improved their performance. Orkla Foods International achieved positive operating profit. Idun Industri has decided to move yeast production to Jästbolaget in Stockholm in the first half of 2005. In Denmark, Dragsbæk continued to grow and Bakkedal margarine reported a 38 % rise in sales.

Bakers posted significant growth in operating revenues after taking over the shares in Bakehuset Norge and achieved satisfactory operating profit. Production at Bakehuset Norge in Asker will be moved to more efficient premises at Rud in Bærum. In the course of the year, this move and other rationalisation measures will lead to a workforce reduction of approximately 70 man-years at Bakers/Bakehuset Norge.

[2] The figures in brackets are for the corresponding period of the previous year.

Amounts in NOK million	OPERATING REVENUES 1.1-31.3. 2004	1.1-31.3. 2003	1.1.-31.12. 2003	OPERATING PROFIT BEFORE GOODWILL AMORTISATION 1.1.-31.3. 2004	1.1.-31.3. 2003	1.1.-31.12. 2003
Orkla Foods	**3,112**	2,663	11,913	**205**	144	1,030
Orkla Brands	**1,200**	1,173	4,739	**223**	213	929
Orkla Media	**1,970**	1,726	7,378	**54**	16	242
Eliminations	**(54)**	(50)	(202)	**0**	0	0
Branded Consumer Goods	**6,228**	5,512	23,828	**482**	373	2,201
Chemicals	**1,578**	1,462	6,048	**97**	103	344
H.O./Unallocated/Eliminations	**(22)**	(26)	(66)	**(50)**	(36)	(131)
Industry division	**7,784**	6,948	29,810	**529**	440	2,414
Financial Investments division	**100**	76	350	**12**	2	8
Group	**7,884**	7,024	30,160	**541**	442	2,422

ORKLA BRANDS

- → *Continued profit growth, but weaker underlying earnings growth*
- → *Fewer major innovations in the first quarter compared with the large number last year*
- → Workforce reductions as a natural part of continuous improvement efforts

Orkla Brands' operating revenues totalled NOK 1,200 million in the first quarter, equivalent to an underlying[1] decline of 2 % compared with the first quarter of last year. This was largely due to fewer major innovations in the first quarter compared with last year and stronger competition from private label detergents. Systematic, targeted efforts are being made to increase innovation, which is the main means of creating profit growth and meeting tougher competition in the long term. Earnings growth has been good for the biscuits business as a result of new launches in the second half of 2003. Sales of dietary supplements in Finland continue to develop well. Quarterly sales growth for Snacks in Denmark was good. To a certain extent, first quarter sales were positively affected by pre-Easter stockpiling.

Lilleborg Home and Personal Care's contract production for Unilever was reduced from its previously high level towards the end of the first quarter of 2004. This will affect operating revenues and, to a somewhat lesser extent, have a negative impact on profit for the rest of the year.

Operating profit before goodwill amortisation totalled NOK 223 million in the first quarter (NOK 213 million)[2]. With the exception of Lilleborg Home and Personal Care, and Household Textiles, all business areas achieved profit growth.

Efficiency improvement programmes in all parts of the value chain are continuing and resulting in workforce reductions.

The most important launches in the first quarter were Solidox Syreblokk (acid block toothpaste), Dr. Greve Sensitiv Dusjgel (shower gel), Extra Drops and Doc Urter (pastilles).

Market shares for Orkla Brands as a whole were relatively unchanged from the previous quarter.

ORKLA MEDIA

- → *Significant profit growth*
- → *Results for Berlingske in Denmark continued to improve*
- → Upturn on advertising markets in Norway and Denmark
- → Weak circulation trend in Denmark and Poland

Orkla Media's operating revenues amounted to NOK 1,970 million in the first quarter, equivalent to underlying[1] growth of 4 %. This was largely due to improved earnings for the newspaper businesses in Norway and Denmark. Operating profit before goodwill amortisation was NOK 54 million in the first quarter, up NOK 38 million from the corresponding period of last year.

Berlingske achieved significant profit growth in the first quarter compared with last year. This was ascribable to both higher advertising revenues and cost improvements. The rise in advertising volume for text and classified advertisements continues, although the picture as regards price trends is somewhat more complex than in the first quarter of last year.

Newspapers Norway reported higher first quarter profit than last year, mainly due to the improved advertising market and lower costs. Advertising volume (as of February) grew more than the total market.

Newspapers Central and Eastern Europe reported a slight decline in profit in the first quarter. Circulation figures for Orkla Media's Polish newspapers continued to decline, partly due to new launches by competitors. The latter have led to a rise in total circulation. In connection with the competitive situation, there will be intensified focus on marketing and product development for newspapers. The number of free newspapers in Poland is rising. The remaining 51 % of the shares in the regional number one newspaper Gazeta Wspolczesna in Bialystok were acquired in February 2004. An agreement has been signed for the acquisition of 100 % of the shares in two smaller regional newspapers (Echo Dnia and Slowo Ludu in Kielce).

Magazines Norway reported profit growth in the first quarter compared with the corresponding period of last year due to a rise in advertising revenues.

Operating profit for Direct Marketing was higher in the first quarter than last year, due to an improved product mix and lower costs.

CHEMICALS

- → Good results for the lignin and energy businesses
- → Profit level for cellulose stable but still weak
- → Weak market situation and poor results for Denofa
- → Improvement programmes and strict cost controls made a positive contribution

Borregaard posted operating revenues of NOK 1,578 million in the first quarter of 2004, equivalent to underlying[1] growth of 4 % compared with the first quarter of last year. A high delivery rate from Borregaard Synthesis and a rise in sales for Borregaard LignoTech contributed to growth.

Operating profit before goodwill amortisation was NOK 97 million (NOK 103 million)[2]. Most businesses reported results on a par with or slightly higher than in the first quarter of last year. The exception was Denofa, where continuing weak markets led to a significant decline in profit.

Borregaard LignoTech reported results on a par with last year. Sales volumes were somewhat affected by the winter season in important concrete additives markets, while other sectors, including speciality products were stable. The acquisition and integration of the Austrian company Biotech contributed to a stronger presence in Eastern Europe.

Borregaard ChemCell's profit was on a par with the first quarter of last year. The continuing weak dollar and higher raw material prices in Norway and Switzerland had a negative impact, while lower energy costs and a good market for basic chemicals had a favourable effect. Prices for speciality cellulose are now improving and, in conjunction with further cost reductions, are expected to have a positive impact on profit from the second quarter.

Borregaard Synthesis posted higher profit than in the corresponding period of last year. This was due to higher sales volumes for pharmaceutical intermediates and aroma chemicals. The positive impact of cost reductions was offset by low capacity utilisation in some parts of the business.

Denofa posted significantly weaker quarterly profit than last year. This was mainly ascribable to a lower industrial processing margin for soya and a certain amount of interrupted production due to logistical problems in connection with raw materials from Brazil. Sales to the fish feed industry were also lower than in the first quarter of last year. Stronger competition from foreign players has weakened the market for oils and fats in Norway. Improvement programmes and strict cost controls partially offset the weak market situation.

Improved profit for Borregaard Energy was due to higher own production of electric power and profit from financial power trading. At Borregaard Vafos and Borregaard Hellefoss, productivity growth had a positive impact. Hellefos also benefited from higher sales volumes and favourable exchange rates.

To compensate for weak markets and the gradual loss of favourable currency hedging contracts, work on improvement programmes has been further intensified. Among other things, an improvement and manpower reduction programme will be implemented at the Sarpsborg factory, which is expected to be completed in mid-2005.

FINANCIAL INVESTMENTS

After rising 48.4 % in 2003, the Oslo Stock Exchange Benchmark Index (OSEBX) rose a further 13.3 % in the first quarter of 2004. The other Nordic markets also grew in the first quarter and the dividend-adjusted FT World Index was up 3.2 %. The return on Orkla's investment portfolio was 6.4 % in the first quarter. There was relatively little change in asset allocation and at the end of the quarter 61% was in Norwegian listed securities, 22 % in foreign listed securities and 17 % in unlisted securities.

In the first quarter, pre-tax profit for the Financial Investments division totalled NOK 401 million (NOK -88 million)[2], realised gains amounted to NOK 310 million (NOK 28 million)[2] and dividends received totalled NOK 87 million (NOK 23 million)[2].

Net purchases of shares amounted to NOK 27 million in the first quarter. The rest of the shares in Amersham were sold for NOK 356 million at a gain of NOK 187 million.

The net asset value of the share portfolio increased by NOK 951 million in the first quarter to NOK 14,587 million. The market value was NOK 15,588 million at the end of March, and investments outside Norway accounted for 32 %. Unrealised gains totalled NOK 3,488 million as of 31 March 2004 and were equivalent to 22 % of the portfolio's market value.

CASH FLOW AND FINANCIAL SITUATION

Cash flow from operating activities amounted to NOK 404 million in the first quarter, down from the first quarter of last year. The trend for working capital was negative for the quarter, primarily due to seasonally high stocks of soya beans. The value of these stocks was higher than last year due to a significant rise in international soya bean prices. Stocks will gradually be depleted over the year.

Net acquisitions amounted to NOK 314 million in the first quarter of 2004, the main one being Orkla Foods' acquisition of Bakehuset in Norway. Divestments in the quarter totalled NOK 17,471 million and were related to the sale of Orkla's interest in Carlsberg Breweries.

The Group's net acquisitions of portfolio shares amounted to NOK 27 million in the first quarter. Orkla has an option programme for senior employees and in this connection Orkla shares amounting to NOK 24 million were sold from Orkla's own shareholding.

The Group had a positive net cash flow of NOK 17,297 million in the first quarter. As a result of the sale of Orkla's stake in Carlsberg Breweries, the Orkla Group had net interest-bearing receivables of NOK 4,539 million at the end of the quarter. The Group's average borrowing rate was 4.3 % in the first quarter. A total dividend of NOK 5,972 million has been adopted for 2003, which will be paid out on 19 May this year.

OTHER MATTERS

As a result of the sale of Orkla's interest in Carlsberg Breweries, there have been changes in employees' representation in the governing bodies. On Orkla ASA's Board of Directors, Arvid F. Strand and Stein Stugu have been temporarily replaced by Marianne Torp and Kjell Kjønigsen, who were deputy member and observer respectively, until new elections are held in May/June this year.

GROUP BALANCE SHEET

Amounts in NOK million	**31.3. 2004**	31.3. 2003	31.12. 2003
Intangible assets	**3,898**	4,026	3,728
Tangible assets	**9,616**	9,627	9,662
Discontinued operations	**0**	4,521	4,949
Financial long-term assets	**6,611**	2,201	2,176
Long-term assets	**20,125**	20,375	20,515
Inventories	**3,021**	3,146	2,996
Receivables	**5,181**	5,292	4,770
Portfolio investments	**12,201**	11,297	11,867
Cash and cash equivalents	**7,499**	1,181	1,276
Short-term assets	**27,902**	20,916	20,909
Total assets	**48,027**	41,291	41,424
Paid-in equity	**2,011**	2,013	2,010
Accumulated profit	**24,561**	15,843	11,569
Minority interests	**252**	234	247
Equity	**26,824**	18,090	13,826
Provisions	**1,443**	1,217	1,516
Long-term interest-bearing liabilities	**6,824**	12,962	13,038
Short-term interest-bearing liabilities	**633**	2,863	1,261
Other short-term liabilities	**12,303**	6,159	11,783
Equity and liabilities	**48,027**	41,291	41,424
Equity to total assets (%):			
Book	**55.9**	43.8	45.8*
Including unrealised gains before tax	**58.8**	43.8	49.4*

Calculated before allocation to additional dividend.

CASH FLOW

Amounts in NOK million	**1.1.-31.3. 2004**	1.1.-31.3. 2003	1.1.-31.12. 2003
Industry division:			
Operating profit	**436**	346	1,233
Depreciation and write-downs	**402**	402	2,348
Change in net working capital	**(226)**	(75)	225
Cash flow from operating activities before net replacement expenditure	**612**	673	3,806
Net replacement expenditure	**(208)**	(152)	(995)
Cash flow operating activities	**404**	521	2,811
Financial items, net	**(106)**	(141)	(706)
Cash flow from Industry division	**298**	380	2,105
Cash flow from Financial Investments division	**282**	(156)	141
Taxes paid	**(156)**	(148)	(640)
Miscellaneous	**(269)**	56	125
Cash flow before capital transactions	**155**	132	1,731
Dividends paid	**(3)**	0	(722)
Share buy back	**24**	(156)	(253)
Cash flow before expansion	**176**	(24)	756
Expansion investments, Industry division	**(9)**	(29)	(84)
Sold companies	**17,471**	185	1,039
Acquired companies	**(314)**	(27)	(197)
Net purchases/sales portfolio investments	**(27)**	242	774
Net cash flow	**17,297**	347	2,288
Currency translation net interest-bearing debt	**85**	(405)	(759)
Change in net interest-bearing debt	**(17,382)**	58	(1,529)
Net interest-bearing debt	**(4,539)**	14,430	12,843

CHANGES IN EQUITY

Amounts in NOK million	**31.03. 2004**	31.03. 2003	31.12. 2003
Equity 1 January	**13,579**	17,800	17,800
Profit for the year after minority	**13,100**	(22)	1,901
Dividend	**0**	0	(5,972)
Repurchase of own shares	**24**	(156)	(253)
Translation effects etc.	**(131)**	234	103
Total	**26,572**	17,856	13,579

OUTLOOK

There were no significant events in the first quarter that affected the Group's general view of the economic prospects for 2004 as expressed in the Report of the Board of Directors in the Annual Report for 2003. There is still uncertainty about how the global economic situation will develop, although the positive signs are in the majority. In the Branded Consumer Goods area, the primary positive momentum was at Orkla Foods, while the Media business reported significant quarterly growth in advertising revenues for the first time since the first quarter of 2001. However, the trend for advertising revenues for the rest of 2004 remains uncertain. In the Chemicals business, the markets for the soya business weakened during the quarter and the prospects for 2004 are poor. For the cellulose business, however, there are signs of a rise in prices in certain segments in the second quarter. After the end of the first quarter, a transport strike was called which affects the Norwegian grocery business. The strike has already led to minor losses of sales and profit for Orkla Foods in particular. If the strike continues, however, it will have an increasing financial impact on both Orkla Foods' and Orkla Brands' companies in Norway

Oslo, 3 May 2004
The Board of Directors of Orkla ASA